Exhibit 99.5

Orla Mining Ltd . (“Orla” or the “Company”) is committed to respecting human rights in our workplace, in our supply chain and in the communities where we live and work . As part of this commitment, we stand firmly against all forms of “modern slavery”, which includes forced labour, child labour and human trafficking . We take meaningful steps to understand, support and protect the human rights of everyone we can impact, from our employees, contractors and business partners to community members and Indigenous peoples. The Reporting Entities (as defined below) have taken the following measures with respect to the year - ended December 31, 2023 to prevent and reduce the risk of forced and child labour: > Approving the Company’s Human Rights Policy, establishing our support for the International Bill for Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work . > Updated the Company’s Code of Business Conduct and Ethics (the “Code”) to specifically address human rights. > Developed a Responsible Procurement Standard, marking a significant milestone in our commitment to ethical sourcing practices with the goal of ensuring that our operations and the precious metals we sell, as well as the products and services we purchase, are manufactured in a manner that is respectful to human rights and the rights of workers. The Standard was approved in January 2024. > Joined the UN Global Compact Network and registered for the Business & Human Rights Accelerator Program, providing us with resources, guidance, and networking opportunities to enhance our understanding of human rights issues and develop strategies that promote ethical practices. > Provided ongoing training on relevant policies related to forced and child labour to our employees at the corporate and site levels. > Evaluated our supplier contracting procedures in Mexico and the US with the goal of ensuring supplier compliance with the Code. > Mapped our supply chain to gain a better understanding of our procurement sourcing practices and to pinpoint potential areas of risk. This activity was carried out in 2024, mapping the 2023 supply chain. 1 ORLA MINING LTD. MODERN SLAVERY REPORT 2023

ABOUT THIS REPORT We prepared this report in accordance with Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”) for the fiscal year ended December 31, 2023. This is a joint report made under Section 11 of the Act on behalf of Orla, a corporation existing under the federal laws of Canada, and its wholly - owned subsidiary, Minera Camino Rojo, S.A. de C.V. (“MCR”), an entity existing under the laws of the United Mexican States and owner of the Camino Rojo Project (as defined below), each of which is a “reporting entity” for purposes of the Act. 2 ORLA MINING LTD. MODERN SLAVERY REPORT 2023 Vancouver, BC CORPORATE OFFICE Elko, NV SOUTH RAILROAD U S A CANADA Toronto, ON CORPORATE OFFICE Unless the context otherwise requires, references to the “Reporting Entities” are to, collectively, Orla and MCR, and references to “Orla”, the “Company”, “we”, “our”, “us” are to, collectively, Orla and its subsidiaries. Any part of this report that refers to actions or steps by, or policies and procedures of Orla or San Tiburcio, MX CAMINO ROJO MEXICO PANAMA the Company, or that use “we”, “our”, “us” or other similar terms, apply to each of the Reporting Entities. We have completed a risk assessment and believe that the Reporting Entities’ highest risk exposure is at the Camino Rojo Project and the related operations. Accordingly, Camino Rojo is the main focus of this report. ABOUT ORLA Orla is a Canadian company listed on the Toronto Stock Exchange and on the NYSE American. Orla is based in Vancouver, British Columbia with additional corporate offices in Toronto. We invest across our value chain which involves acquiring, exploring, planning, developing, operating, closing and remediating mineral properties where Orla’s expertise can substantially increase stakeholder value at the highest industry standards and regulations. Orla has two material gold projects for the purposes of National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects: • the Camino Rojo project (“Camino Rojo” or the “Camino Rojo Project”) located in Zacatecas, Mexico, which consists of the Camino Rojo oxide gold mine (the “Camino Rojo Oxide Mine”), which achieved commercial production effective April 1, 2022, and the Camino Rojo sulphides project, and • the South Railroad project (“South Railroad”) located in Nevada, which consists of the Dark Star and Pinion deposits and is situated within a prospective land package along the Carlin trend. South Railroad is held through Orla’s wholly - owned subsidiaries, Gold Standard Ventures Corp. and Gold Standard Ventures (US) Inc., which are not Reporting Entities for the purposes of this Report. As of December 31, 2023, Orla had 327 direct employees spanning our operations: Canada (25), Mexico (281), Panama (8) and the US (13). In addition, there were 286 contractors working on the Camino Rojo Project and two at the corporate offices in Canada. All 281 employees in Mexico are employed by MCR. Tonosí, PAN CERRO QUEMA PERU

3 ORLA MINING LTD. MODERN SLAVERY REPORT 2023 OUR COMMITMENT TO SUSTAINABILITY AND HUMAN RIGHTS Orla is dedicated to embedding considerations of human rights and Environmental, Social, and Governance (ESG) factors across its operations, which reflects our unwavering commitment to responsible business practices . Our company understands that integrating these principles into policies, governance frameworks and decision - making processes is essential for long - term success . We rigorously review and approve disclosures regarding our sustainability efforts with oversight from our Board committees, including the Environmental, Sustainability, Health & Safety Committee (the “ESHS Committee”) . Our commitment to sustainability extends beyond compliance to the core principles of ethical conduct, transparency and accountability, as reflected in our annual Sustainability Repor t . OUR SUSTAINABILITY STRATEGY We recognize the importance of mining sustainably and have proactively worked to establish good ESG practices within our business, including around respecting human rights . As Orla is a signatory of global initiatives such as the United Nations Global Compact (UNGC), we actively promote fundamental principles concerning human rights, environmental stewardship, anti - corruption and labour rights. We use a sustainability mindset to guide our decisions, including capital allocation. Our Towards 2030 Sustainability Strategy, launched in 2022 , sets out our commitments to being a responsible, sustainability - driven company, and charts a long - term roadmap for our ESG ambitions . The strategy is grounded in our business purpose to transform mineral resources into a net - positive benefit for our stakeholders . It’s about the goal of adding more to society than extracting from it . Developed with input from multiple stakeholders, the strategy has three pillars : 1. Maximize benefit to stakeholders 2. Minimize injuries, consumption and adverse impacts 3. Manage our stakeholder relations with care In each of these pillars, we have set clear metrics, key performance indicators, action plans and timelines to drive progress . GOVERNANCE The Board and the senior leadership team of the Company are committed to robust corporate governance and are responsible for the overall stewardship of Orla. • The Board is responsible for overseeing management’s approach to ESG - related risks and with the goal of ensuring the implementation of appropriate sustainability systems that will effectively monitor and manage those risks with a view to the long - term viability of the Company and its impacts across all stakeholders. • The various committees of the Board are responsible for risk management within their own area. More specifically, the objective of the ESHS Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices and processes of the Company. This committee also oversees sustainable development risks, including community and government relations and human rights, which encompasses modern slavery - related risks. • Ultimate responsibility for sustainability and ESG performance within Orla rests with our President and Chief Executive Officer. He is assisted by the Chief Sustainability Officer, Chief Operation Officer, Chief Financial Officer, the Corporate Counsel, the sustainability team and human resources to identify and address modern slavery risks in our workforce and our supply chain .

• The Human Resources and Compensation Committee (the “HRCC”) supports the Board in overseeing the Company’s human resource strategy, policies and programs as well as the proper use of human resources. While the HRCC reviews and approves the design of compensation programs, its primary responsibilities are limited to executive members of management and employees. Management of the Company is accountable for developing and implementing policies and practices related to compensation and performance evaluation for these individuals, and ensuring compliance with applicable legal and regulatory requirements. OUR POLICIES AND STANDARDS We have a framework of corporate policies and standards, summarized in the chart below and available on Orla’s website at orlamining.com/about - us/environmental - social - and - governance - esg/corporate - governance. Code of Conduct and Ethics The Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all representatives of Orla: • Consultants and contractors are expected to conduct themselves in accordance with these principles in their activities related to the Company. • The Company seeks to integrate human rights best practices into its management, business relationships, governance structures and programs. • The Company expects all representatives to respect the human rights of all stakeholders including local communities in which it conducts business. • The Company expects its suppliers to take action to prevent child and forced or compulsory labour and other forms of modern slavery, avoid discrimination and observe workers’ rights by respecting freedom of expression. Human Rights Policy This policy outlines Orla’s commitment to responsible corporate citizenship and its responsibility to respect human rights in all of its business activities. As part of this commitment, the Company shall: • Support and respect the International Bill for Human Rights and ILO’s Declaration on Fundamental Principles and Rights at Work. • Always strive to align its actions with the United Nations Guiding Principles on Business and Human Rights, the United Nations Global Compact and the Organization for Economic Cooperation and Development Guidelines for Multi - National Enterprises. • Conduct human rights due diligence for any new project and in connection with a significant modification to an existing operation, in cases where there is the potential for a negative impact to human rights, especially in high - risk jurisdictions. • Integrate human rights into its business practices and processes that inform its decision - making, including standards and procedures that promote human rights due diligence and risk assessments. The Company does not tolerate threats, intimidation, or attacks against human rights defenders. • Respect human rights related to working conditions, a safe and healthy workplace, employee privacy, freedom of association, speech and collective bargaining, maximum working hours, minimum wages, accommodation, equal and decent pay, and equal opportunity . • Prohibit any form of child, forced or compulsory labour, slavery, or servitude across its operations, value chains, and other business relationships . 4 ORLA MINING LTD. MODERN SLAVERY REPORT 2023

Environment, Sustainability, Health and Safety Policy This policy focuses on three important priorities – the environment, health and safety, and sustainability. Regarding human rights, the policy: • Has the goal of ensures that violence and harassment in the workplace are specifically prohibited. Orla employees who are victims of, or become aware of, violence or harassment in the workplace are required to report such incidents. • Establishes appropriate systems, standards, and procedures for health and safety management, reporting, and compliance with applicable laws, rules, and standards of corporate conduct. Corporate Social Responsibility Policy As part of this policy, Orla will provide its employees with the necessary resources to: • Establish grievance mechanisms, based on international best practices. • Integrate socio - economic, environmental, occupational health and safety, human rights, Indigenous peoples’ rights, and governance best practices into Orla’s business processes. Workplace Bullying, Harassment, and Violence Policy Statement The Company does not tolerate bullying, harassment, or violence in the workplace and will make every reasonable effort to prevent and eliminate conduct which falls within this policy. Specifically, the policy addresses bullying and harassment, which are often characterized through insulting, hurtful, hostile, vindictive, cruel, or malicious behaviors that undermine, disrupt or negatively impact another’s ability to do his, her or their job and results in a harmful work environment of the employee. Whistleblower Policy For more information, please refer to our Effectiveness Assessment section below. Responsible Procurement Standard This standard outlines principles and measures to ensure compliance with applicable laws to prevent child labour, forced labour, and modern slavery, and to promote community development. The policy applies to all company stakeholders and requires regular due diligence, audits, and training on procurement practices. Orla engages stakeholders to optimize community benefits through local procurement and supports the socio - economic empowerment of under - represented groups and Indigenous peoples. Regular communication and reviews ensure continuous improvement and alignment with internal policies and industry standards. Stakeholder Engagement and Community Response Standard Orla is dedicated to transparent communication and engagement with stakeholders regarding its activities, guided by respect for local cultures and international best practices. This Standard outlines procedures for identifying stakeholders, developing engagement plans, supporting stakeholder capacity, establishing community response mechanisms, and ensuring regular review and improvement. It applies to all Company stakeholders and is aligned with industry standards and related internal policies and protocols. The standard emphasizes cultural appropriateness, accessibility, transparency, and ongoing communication in stakeholder engagement and community response processes. 5 ORLA MINING LTD. MODERN SLAVERY REPORT 2023

6 ORLA MINING LTD. MODERN SLAVERY REPORT 2023 LOCAL LEGISLATION There are several local laws that Orla must abide by related to modern slavery . The following articles outline employer obligations under the Mexican Federal Labor Law : • Article 75: Prohibits the use or employment of minors under the age of 18 in mines. • Article 132: Obligates employers to implement a protocol to eradicate forced and child labour. • Article 15: Requires that each contractor registers with the Ministry of Labor and Social Welfare (STPS). To obtain the registration, contractors must prove they are up to date with their tax and social security obligations. The registration must be renewed every three years. The individuals or legal entities that obtain this registration will be listed in a public registry that’s available online. DUE DILIGENCE – OUR WORKFORCE Orla is bound by local laws concerning modern slavery, such as the Mexican Federal Labor Law, which prohibits the use of underage labour in mines and mandates the establishment of protocols to eliminate forced and child labour. We enforce a proof - of - age requirement during the hiring process with the goal of ensuring that no individual below the legal industrial working age is employed at any of our operations or exploration sites. Further, we are invested in the health and success of our employees, and aim to provide them with the resources, training and feedback needed to thrive in their careers . As such, we : • Pay competitive wages across all sites and at our corporate locations. • Carry out annual performance reviews, leading to a yearly assessment of wages. • Provide health benefits packages for workers, with regular health checkups, critical illness benefits and vision and dental benefits. Collective Bargaining Orla forms a direct relationship with employees based upon fairness and respect . We support the fundamental right of employees and contractors to associate and collectively obtain labour agreements . At our producing mine, Camino Rojo, in 2023 we entered into our third collective bargaining agreement with the local union . Approximately 54 % of the workforce at Camino Rojo was unionized in 2023 . Our goal is to work collaboratively with our employees and their union to achieve and maintain positive labour relations and high standards according to the country legislation . In 2023 , we achieved zero labour related incidents . CUSMA CUSMA – the Canada - United States - Mexico Agreement – establishes a framework for member countries to address modern slavery and promote the protection of labour rights across member countries . The labour chapter within CUSMA prohibits the importation of goods produced in whole or in part by forced or compulsory labour, including child labour . Member countries must introduce legislation governing acceptable conditions of work, such as minimum wages, hours of work and occupational safety and health, aligning with the International Labor Organization (ILO) Declaration on Rights at Work . CUSMA also places emphasis on ensuring a climate where workers can exercise their rights free from violence, threats, and intimidation .

7 ORLA MINING LTD. MODERN SLAVERY REPORT 2023 DUE DILIGENCE – OUR SUPPLY CHAIN Through due diligence measures with respect to vendor and contractor relationships, we not only uphold financial integrity but also prioritize ethical sourcing practices and respect for human rights within our supply chain . Our finance and accounting teams ensure thorough scrutiny and approval of new vendor registrations across corporate and operational levels . Corporate - wide and on site, the applicable finance team member reviews and approves new vendor requests, conducting assessments that are essential for verifying adherence to purchasing protocols, due diligence on vendor reliability and validating goods and services for reasonability . Furthermore, our due diligence process involves an evaluation of each vendor, which includes cross - referencing vendor details with lists published by the Mexican Tax Authority to prevent engagement with entities involved in illegal or unethical activities such as tax evasion or money laundering . Further, all of Orla’s supplier contracts in Camino Rojo include provisions on anti - corruption, as well as policies and procedures to mandate adherence to applicable laws, ethical standards, human rights, environmental protection and anti - corruption regulations . Suppliers are barred from engaging with clients involved in illegal armed conflicts or human rights abuses . Finally, Orla adheres to criteria established by the Mexican Secretariat of Labor and Social Welfare (STPS), which requires all contractors to register and demonstrate compliance with tax and social security obligations every three years . SUPPLY CHAIN & RISK ASSESSMENT Our Enterprise Risk Management Standard outlines several requirements that hold accountable all Company directors, officers, employees and contractors to identify, document, manage, and mitigate risks . This Standard is informed by industry best practices, including the World Gold Council’s Responsible Gold Mining Principles , and the Mining Association of Canada’s Towards Sustainable Mining Initiative . In accordance with this Standard, we identify and assess risks across various domains such as climate change, supply chain disruptions, and labour shortages . The likelihood and impact of each risk is rated considering different factors, including geopolitical events, social, and business trends in each jurisdiction where we operate . We determine the consequences of these risks should they materialize and establish controls using a hierarchical approach . Each site implements its risk management process in alignment with our Environmental, Sustainability, Health, and Safety Policy . Our operations maintain a risk registry, which is regularly reviewed and updated by local teams through monthly and quarterly managerial meetings . The enterprise risks identified are then reviewed quarterly by the Corporate Risk Management Committee, which is comprised of the Chief Operating Officer, Chief Financial Officer and Chief Sustainability Officer . Management then provides bi - annual updates to the Board and the ESHS Committee on the most serious risks identified .

Supply Chain Description

To support the business activities at our mines, Orla Mining relies on local, national and international suppliers. Wherever possible, we prioritize using suppliers based in the countries and communities in which we operate. In 2023, we procured 60% of goods and services from Mexico, 16% from Canada, 15% from the United States, 7% from Panama and 2% from Peru.



15%
16%
2%
7%
% OF SPEND
BY COUNTRY
60%
MEXICO
USA
CANADA
PANAMA
PERU
OTHER



45.5%
20.5%
2.8%
7.3%
2.9%
4.3%
11.2%
5.5%
MINING & QUARRYING
MANUFACTURING
ELECTRICITY GAS, STEAM & AIR CONDITIONING SUPPLY
CONSTRUCTION
INFORMATION & COMMUNICATION
FINANCIAL & INSURANCE ACTIVITIES
PROFESSIONAL SCIENTIFIC & TECHNICAL ACTIVITIES
OTHER

Our supply chain spending is distributed across various industries. The mining and quarrying, and manufacturing sectors account for 66% of our total expenditure. The remaining 34% is distributed among other industries, mainly the following: electricity, gas, steam, and air conditioning; financial and insurance activities; construction; and information and communication.

Risk Assessment Methodology

For the risk assessment section of this report, we developed a systematic methodology to identify potential risks of modern slavery within our supply chain. This mapping was done in 2024, using the 2023 supply chain data and in respect to 2023 spending. Our approach began with compiling a comprehensive list of all our vendors across our entire operation. We then categorized these vendors based on the countries and industries where most of our spending occurs. By analyzing spending patterns, we pinpointed regions and industries that may pose heightened risks of modern slavery. This method enables us to prioritize our efforts and resources effectively, focusing on areas with the greatest potential impact with the goal of ensuring that our supply chain remains transparent, ethical, and compliant with our commitment to upholding human rights. We have not assessed any “Tier 2” suppliers to our operations, being suppliers to our suppliers.

8 ORLA MINING LTD. MODERN SLAVERY REPORT 2023

9 ORLA MINING LTD. MODERN SLAVERY REPORT 2023 Risk assessment by country This section assesses our risk in the countries listed above, where most of our spending occurs . According to the Global Slavery Index 1 , an estimated 6 . 6 in every thousand people in Mexico are living in modern slavery . On a scale of 0 to 100 , with 100 being the highest vulnerability to modern slavery, Mexico is rated as 58 and has above average vulnerability for the region . In comparison, the United States has a vulnerability rating of 25 and a prevalence rate of 3 . 3 , and Canada’s ratings are 1 . 8 and 1 . 1 , respectively, categorizing both as low - risk countries . We have no suppliers from any of the top 25 countries with the highest prevalence of modern slavery . Risk assessment by industry Higher - risk suppliers are present in our supply chain, notably within the food and apparel industries in Mexico . A more thorough analysis of our supply chain will be carried out in 2024 to further assess the level of our risk in those industries . Risk assessment within our sites/ operations Within our own operation, we have assessed the risk of child or forced labour as low, as all of our workforce is above the age of 18 , the minimum salary is above the legal minimum wage established by the governments of the countries in which we operate, and we provide competitive salaries compared to benchmarks . The Reporting Entities did not encounter any cases of forced or child labour in 2023 in either our activities or supply chain . TRAINING Across the organization, mandatory training is in place to educate employees about our policies . One - to two - hour sessions are offered in - person in Mexico, and employees in Panama, Nevada and Canada are required to review and certify the following policies related to human rights : • Corporate Social Responsibility • Code of Conduct and Business Ethics (which includes matters related to child labour and forced labour) • Workplace Bullying, Harassment, and Violence Policy • Indigenous Peoples Policy • Human Rights Policy (which includes matters related to child labour and forced labour) Employees must sign a document acknowledging they have read the policies and received the training. In 2023, 337 employees completed this training. REMEDIATION MEASURES The Reporting Entities did not encounter any cases of forced or child labour in 2023 in either our activities or supply chain. As such, no remediation measures were necessary. If the Reporting Entities do identify cases of forced or child labour within our activities and supply chain, they will follow the remediation guidelines outlined in our Responsible Procurement Standard and any legal obligations according to regulations of the jurisdictions we operate. EFFECTIVENESS ASSESSMENT In addition to our due diligence processes, risk assessment, and management strategies outlined in this report, our Whistleblower Policy serves as a vital mechanism to assess the effectiveness of our steps towards preventing and eliminating forced and child labor in our

10 ORLA MINING LTD. MODERN SLAVERY REPORT 2023 operations and in our supply chain . It provides a critical avenue for individuals to report concerns, ensuring that any gaps or failures in our systems are promptly identified and addressed, thus contributing to the ongoing evaluation and enhancement of our overall effectiveness . Aligned with our core values, the Whistleblower Policy establishes robust procedures for receiving, retaining, and addressing complaints related to accounting, internal controls, auditing matters and violations of our Code, which encompasses human rights matters . Individuals are encouraged to report concerns or complaints in strict confidence to the Chair of the Audit Committee . We understand the importance of anonymity, and submissions can be made anonymously through our dedicated Confidence Line or in writing to the Chair . Each complaint is promptly investigated with the utmost discretion, and appropriate measures are taken to protect the identity of the complainant . Upon receipt of a complaint, the Chair initiates a thorough investigation, leveraging internal resources and external expertise as necessary . Our commitment to fair and impartial inquiry ensures that all allegations are taken seriously and addressed promptly . Corrective and disciplinary actions, if warranted, are implemented swiftly and effectively, in accordance with the Code . By implementing and adhering to our Whistleblower Policy , we reinforce our commitment to ethical conduct, ensuring a workplace environment founded on trust, integrity, and accountability . In 2023 , we had zero grievances reported that had a human rights element . LOOKING FORWARD From exploration to closure and post - closure, Orla is committed to respecting human rights and preventing forced labour and child labour in our businesses and in our supply chains . As a relatively new company with one producing mine, we will continue to review our policies, procedures and activities, identify all human rights risks and impacts relevant to our business activities and supply chains, and strengthen our practices to effectively manage those risks and impacts . Part of this commitment involves bolstering our resources and leveraging partnerships to ensure we are doing all we can to understand and address salient human rights where we operate . For example, in 2023 we joined the UN Global Compact, which gives us access to Accelerator programs that we will utilize . These programs are designed to guide participating companies in embedding human rights - aligned practices deep into business operations and across the value chain to accelerate progress and impact . In 2024 , Orla’s Chief Sustainability Officer (CSO), legal counsel and sustainability team will participate in the Business & Human Rights Accelerator – a six - month program to help companies advance their human rights journey . The program focuses on mitigating risks, building competitive advantage and ways to become a powerful force for demonstrating respect for human rights and labour rights . In 2024 , we will also implement a survey to assess our suppliers on their ESG practices with a focus on compliance on avoiding modern slavery practices . The survey includes a dedicated section on forced labour and child labour .

11 ORLA MINING LTD. MODERN SLAVERY REPORT 2023 ATTESTATION This report was approved by the Board pursuant to subparagraph 11(4)(b)(i) of the Act. In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above. I have authority to bind Orla Mining Ltd. and Minera Camino Rojo, S.A. de C.V. (signed) Jason Simpson Jason Simpson President, Chief Executive Officer and a Director Orla Mining Ltd. May 14, 2024 CAUTIONARY NOTE Orla has prepared this Report based on information available to it at the time of preparation. This Report contains forward - looking statements relating to Orla’s policies and practices with respect to modern slavery risk management, including statements of current intention and expectation and statements of opinion. There can be no assurance that such statements will prove to be accurate, as Orla’s actual results and future events could differ materially from those anticipated in this forward - looking information as a result of the factors discussed in the “Risk Factors” section in Orla’s Annual Information Form dated March 19, 2024, which is available at www.orlamining.com or on SEDAR+ and EDGAR. Except as required by applicable laws or regulations, Orla does not undertake to publicly update or review any forward - looking statements.